UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East

10th Floor

Toronto, Ontario M4W 1G9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Glenn Brandt
	Name:	Glenn Brandt
	Title:	Chief Financial Officer

Date: September 10, 2026

EXHIBIT INDEX

Exhibit	Description of Document

99.1

News Release dated September 9, 2026 - Rogers Communications Inc. Announces Pricing of Public Offering of US$1 billion Fixed-to-Fixed Rate Subordinated Notes and Canadian Private Placement of Cdn$600 million Fixed-to-Fixed Rate Subordinated Notes